Exhibit 99.1

FST Corp.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share data, or otherwise noted)

	As of September 30, 2026	As of December 31, 2025
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	6,129,149	7,179,800
Restricted cash	517,340	158,865
Accounts and notes receivable, net	7,962,897	6,979,725
Prepaid tax	-	93,589
Inventories, net	12,885,010	11,812,740
Amounts due from a related party	77,267	73,820
Prepaid expenses and other current assets	2,065,150	1,188,451
Total current assets	29,636,813	27,486,990

Non-current assets
Property, plant and equipment, net	19,435,135	19,044,954
Intangible assets, net	4,587,673	4,832,114
Long-term investments	739,280	551,628
Right-of-use assets	6,058,687	5,761,176
Deferred tax assets, net	1,677,753	1,692,802
Prepayment and other non-current assets	1,167,203	1,551,893
Total non-current assets	33,665,731	33,434,567

Total assets	63,302,544	60,921,557

LIABILITIES
Current liabilities
Short-term bank borrowings	20,518,189	18,199,806
Accounts payable	3,347,508	3,032,860
Operating lease liabilities, current	1,567,632	2,328,227
Amounts due to related parties	203,383	137,548
Current tax liabilities	708,389	367,902
Accrued expenses and other current liabilities	5,827,842	6,355,964
Total current liabilities	32,172,943	30,422,307

Non-current liabilities
Long-term bank borrowings	9,368,338	10,963,881
Operating lease liabilities, non-current	5,278,969	3,974,560
OET derivative liability	-	5,310
Warrant liabilities	7,380	4,311
Total non-current liabilities	14,654,687	14,948,062
Total liabilities	46,827,630	45,370,369

SHAREHOLDERS’ EQUITY
Ordinary shares (par value of US$0.0001 per share; 500,000,000 shares authorized; 45,013,179 shares and 44,766,003 shares issued, and 44,946,602 shares and 44,766,003 shares outstanding as of September 30, 2026 and December 31, 2025, respectively)	4,501	4,477
Additional paid in capital	15,799,577	15,396,434
Retained earnings	2,672,415	1,566,364
Accumulated other comprehensive loss	(1,931,718)	(1,537,922)
Treasury Stock (66,577 shares and nil shares as of September 30, 2026 and December 31, 2025, respectively)	(69,861)	-
Total FST Corp. shareholders’ equity	16,474,914	15,429,353
Non-controlling interests	-	121,835
Total shareholders’ equity	16,474,914	15,551,188
Total liabilities and shareholders’ equity	63,302,544	60,921,557

F-1

FST Corp.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (LOSS)

(In U.S. dollars, except for share data, or otherwise noted)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2026	2025	2026	2025
Revenue	12,804,404	12,554,939	40,002,770	34,748,371
Cost of sales	6,561,676	7,631,555	20,191,509	19,609,852
Gross profit	6,242,728	4,923,384	19,811,261	15,138,519

COSTS AND OPERATING EXPENSES:
Selling expenses	3,342,295	2,851,623	9,376,692	9,084,511
General and administrative expenses	2,396,525	2,675,791	6,684,096	7,486,912
Research and development expenses	472,503	342,679	1,280,967	1,043,052
Total costs and operating expenses	6,211,323	5,870,093	17,341,755	17,614,475

INCOME (LOSS) FROM OPERATIONS	31,405	(946,709)	2,469,506	(2,475,956)

OTHER (EXPENSE) INCOME
Interest expense, net	(249,254)	(231,789)	(693,845)	(634,280)
Foreign exchange gain(loss)	34,818	705,508	313,275	(1,510,145)
Other income(loss), net	27,122	(20,033)	92,173	262,372
Unrealized gain(loss) on change in fair value of OET derivative liability	-	-	5,310	(1,884,824)
Unrealized gain(loss) on change in fair value of Warrant liability	718,102	-	(3,069)	-
Total other income(loss), net	530,788	453,686	(286,156)	(3,766,877)

PROFIT (LOSS) BEFORE INCOME TAX EXPENSES	562,193	(493,023)	2,183,350	(6,242,833)
INCOME TAX EXPENSES	271,192	222,932	1,061,160	300,169
NET INCOME (LOSS)	291,001	(715,955)	1,122,190	(6,543,002)
Less: net income(loss) attributable to non-controlling interests	182	(43,184)	16,140	(43,184)
Net income (loss) attributable to FST Corp.’s shareholders	290,819	(672,771)	1,106,050	(6,499,818)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	85,620	(516,443)	(393,796)	1,918,479
TOTAL COMPREHENSIVE INCOME (LOSS)	376,621	(1,232,398)	728,394	(4,624,523)

Less: total comprehensive income (loss) attributable to non-controlling interests	182	(30,522)	16,140	(30,522)
Comprehensive income (loss) attributable to FST Corp.’s shareholders	376,439	(1,201,876)	712,254	(4,594,001)

Weighted average number of shares outstanding, basic and diluted	44,989,549	44,766,003	44,989,549	44,766,003
Earnings (loss) per share, basic and diluted	0.01	(0.02)	0.02	(0.15)

F-2

FST Corp.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	For the Nine Months Ended September 30,
	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash provided by (used in) operating activities	730,253	(1,151,249)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(1,590,620)	(376,807)
Purchase of intangible assets	(30,910)	(15,826)
Disposal of property and equipment	-	6,635
Purchase of long-term investments	(190,608)	(104,346)
Disposal of short-term investments	-	60,994
Net cash used in investing activities	(1,812,138)	(429,350)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank borrowings	36,948,625	38,484,913
Repayments of bank borrowings	(35,782,448)	(36,213,304)
Repurchase of ordinary shares	(69,861)	-
Repurchase of subsidiary shares from dissenting shareholders	-	(38,754)
Acquisition of non-controlling interests	(247,409)	-
Net cash provided by financing activities	848,907	2,232,855

Effect of foreign exchange rate on cash, cash equivalents and restricted cash	(459,198)	2,229,555
Net (decrease) increase in cash, cash equivalents and restricted cash	(692,176)	2,881,811
Cash, cash equivalents and restricted cash at the beginning of period	7,338,665	5,302,199
Cash, cash equivalents and restricted cash at the end of period	6,646,489	8,184,010

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest expenses paid	530,683	479,191
Income taxes paid	624,613	291,726
Right of use assets obtained in exchange for operating lease obligations	2,682,271	698,921

F-3